June 26, 2007

Miguel Thomas Gonzales
President, Secretary and Treasurer
Marine Exploration, Inc.
535 16th Street, Suite 810
Denver, CO 80202

**Re:     Marine Exploration, Inc.**
       **Registration Statement on Form SB-2**
       **Registration No. 333-143614**
       **Filed on June 8, 2007**

Dear Mr. Gonzales:

        This is to advise you that we have performed a limited review of the above registration statement and have the following comment. We will not conduct any further review of the registration statement, except for any amendments you file in response to our comments.

1.      We note that your shares have not been traded on the Pink Sheets since April 2007. Therefore, as long as there is no market for your shares, the offering must be made at a fixed price or a range in reliance on Rule 430A in order to meet the requirements of Schedule A, paragraph 16 of the Securities Act and Item 501(a)(8) of Regulation S-B. Please revise the prospectus, including the cover page, accordingly.

2.      It appears that the registration statement covers the resale of 99% of your outstanding securities, 98% of which are being sold by Robert Stevens and Paul Enright. Your offering, therefore, appears to be an "at the market" primary offering of equity securities by or on behalf of the registrant under Rule 415(a)(4) of Regulation C. Refer to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Securities Act Form S-3, paragraph 76. Because you do not qualify to conduct a primary offering "at the market," please advise us as to why this is not an at the market offering or revise the terms of your offering to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering and identify the selling shareholders as underwriters. Revise your disclosure throughout the prospectus accordingly.

<u>Exhibits</u>

3.      Please note that you must file your legal opinion and all other remaining exhibits before the registration statement is declared effective.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·       should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·       the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions, please call David H. Roberts at (202) 551-3856 or the undersigned at (202) 551-3495.

Sincerely,

Elaine Wolff
Legal Branch Chief